February 10, 2020

Via Edgar

Thomas Kluck, Esq.,

Securities and Exchange Commission,

Division of Corporate Finance,

100 F Street, N.E.,

Washington, D.C. 20549-3628

Re:	Province of Manitoba

Registration Statement under Schedule B

Filed January 13, 2020

File No. 333-235898

Form 18-K for Fiscal Year Ended March 31, 2019, as amended

Filed November 7, 2019, as amended December 16, 2019

File No. 033-19538

Dear Mr. Kluck:

Please find attached a memorandum prepared by the Province of Manitoba in response to the Securities and Exchange Commission’s comment letter addressed to Mr. Bruce Gray, Acting Deputy Minister of Finance, dated January 30, 2020.

If you have any questions, please do not hesitate to contact the undersigned at 212-558-3876.

Very truly yours,

/s/ Robert E. Buckholz

Robert E. Buckholz

February 10, 2020

Memorandum of Responses

For the convenience of the Staff, we have reproduced the Staff’s comments below, followed by our responses. For your background information, and to place our responses in context, each year the Province files an Annual Report on Form 18-K, which includes a detailed discussion of the provincial economy and public finances, and then provides material updating and supplemental information by filing Reports on Form 18-K/A which include the Province’s interim reports, excerpts of the Province’s annual accounts, and excerpts of the Province’s annual budget, as those documents are issued by the Province.

Registration Statement under Schedule B

General

1. To the extent possible, please update all statistics and information in the registration statement and the Form 18-K to provide the most recent data.

Response: In response to the Staff’s comment, the Province respectfully advises the Staff that, consistent with the approach to periodic reporting described above, we will provide updated statistics for key fiscal and economic metrics in future Form 18-K/A amendments, and will continue to update all statistics in our next Annual Report on Form 18-K.

Form 18-K/A for Fiscal Year Ended March 31, 2019

2. We note that the Province filed a fiscal and economic update on December 16, 2019 and included statements explaining an increase in the revenue forecast and decrease in expense forecast. We further note the disclosure that this mid-year fiscal update does not present departmental results and that such information will be included in your next fiscal update. The form 18-K/A is incorporated by reference into the registration statement, and thus, it is unclear such statements are fully supported. Please advise.

Response: With respect, we strongly disagree with any suggestion that statements included in the Province’s Mid-Year Report, filed by Form 18-K/A on December 16, 2019, might not be “fully supported.”

First, the “departmental results” to which you refer relate solely to amounts of spending (referred to in the Mid-Year Report as “Expense”). The Province’s revenues are very predominantly comprised of tax revenues and transfer payments from the Canadian Federal government, and are never (and could not meaningfully be) reported at a departmental level. Thus, the various departments do not have “results of operations,” in the way a business unit would, only spending levels.

Second, the Province’s ability to track and forecast aggregate expense amounts, for the Province as a whole, is not affected by the referenced departmental reorganization. What’s at issue is solely the allocation among departments. The reorganization itself did not involve changes to the actual spending programs conducted by the government, simply a reshuffling of those programs among departments, and so will, in and of itself, have no impact on aggregate spending or on the aggregate budget deficit or surplus.

Third, it is important to note the dual nature of the Mid-Year Report, which is prepared and released as part of the Province’s political and governmental processes, but also used (when filed on a Form 18-K/A) as part of the Province’s financial reporting to investors. In the former context, as noted in the Mid-Year Report, the Province aspires to a very high level of transparency and accountability, consistent with the expectations of Manitoba taxpayers and voters. We submit that the focus of investors is much more likely to be in aggregate budget deficits or surpluses, rather than the fine detail of spending by departments—and appropriately so – and that the level of detail included in the most recent Mid-Year Report is therefore fully suitable for purposes of reporting to investors. As noted in the Mid-Year Report, we intend to resume reporting departmental results, starting in our next fiscal update, which we will file on a Form 18-K/A amendment.